To : The U.S. Securities & Exchange Commission
Cc : Ms Kammy Yuen - The Bank of New York, Hong Kong
Ms Kathy Jiang - The Bank of New York, New York, USA

82-1672

The Standard (Wednesday, 2 March 2005)

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Television Broadcasts Limited

(Incorporated in Hong Kong with limited liability)
Stock Code: 511

PROVISION OF EQUIPMENT AND SERVICES BETWEEN LYP AND ERA

CONNECTED TRANSACTION

On 2 April 2004, TVB announced that LYP and ERA had entered into an agreement for the provision of satellite equipment and technical services by LYP to ERA and the provision of satellite relay program services by ERA to LYP in Taiwan. On 1 March 2005, LYP and ERA entered into an agreement to renew the arrangement on similar terms and conditions for one year from 1 January 2005 with the insertion of a new clause allowing either party to early terminate the Agreement by giving a one month notice. Under the Agreement, the monthly fees payable by ERA is NT$3,000,000 (approximately HK$750,000) while the monthly fees payable by LYP is NT$1,500,000 (approximately HK$375,000).

As ERA is a connected person of TVB, the entry into the Agreement constituted connected transaction of TVB under the Listing Rules.

Details of the Agreement will be included in the next published annual report and accounts of TVB.

THE TRANSACTION

On 2 April 2004, Television Broadcasts Ltd. ("TVB") announced that Liann Yee Production Co., Ltd. ("LYP") and Era Communications Co., Limited ("ERA") had entered into an agreement for the provision of satellite equipment and technical services by LYP to ERA and the provision of satellite relay program services by ERA to LYP in Taiwan. This service arrangement has been in place between LYP and ERA since 28 October 2000. On 1 March 2005, the parties entered into an agreement to renew the arrangement for one year commencing from 1 January 2005 on similar terms and conditions with the insertion of a new clause allowing either party to early terminate the agreement by giving a one month notice ("the Agreement").

After arm's length negotiation, LYP agrees to provide ERA with satellite equipment and technical services at a fixed fee of NT$3,000,000 (approximately HK$750,000) per month whilst ERA agrees to provide LYP with satellite relay program services at a fixed fee of NT$1,500,000 (approximately HK$375,000) per month under the Agreement. All amounts payable under the Agreement include a 5% sales tax and are payable by the payees to the government of Taiwan on a monthly basis.

The above Hong Kong dollars equivalent amounts are calculated based on the exchange rate of HK$0.25 = NT$1.

REASONS FOR THE AGREEMENT

As the services provided by LYP and ERA are satisfactory to ERA and LYP respectively, the parties acknowledged that it would be of mutual benefit if the arrangement were to continue so as to utilize the existing resources and assets of the respective parties. The entry into the Agreement is on normal commercial terms and in the ordinary and usual course of business.

PRINCIPAL ACTIVITIES OF TVB, LYP AND ERA

TVB and its subsidiaries ("Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities. LYP is principally engaged in the business of television programme production, television channel transmission and operation in Taiwan. ERA is in the business of film distribution, television programme production and channel transmission and operation.

IMPLICATIONS UNDER THE LISTING RULES

LYP is a 70% indirect non-wholly owned subsidiary of TVB. As ERA is an associate of a person who was a director of LYP within the preceding 12 months, ERA is accordingly a connected person to TVB as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the entry into the Agreement constituted connected transaction to TVB.

As the revenue receivable by LYP from ERA and the fees payable by LYP to ERA under the Agreement is less than 2.5% for each of the percentage ratios (other than the profit ratio which does not apply to connected transaction), no shareholder approval is required and the Agreement is being disclosed in accordance with Rule 14A.32 of the Listing Rules.

The directors of TVB, including the independent non-executive directors, consider that the terms of the Agreement are fair and reasonable and in the interests of the shareholders of TVB, and the Agreement is entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement will be included in the next published annual report and accounts of TVB pursuant to Rule 14A.45 of the Listing Rules during the continuance of the Agreement.

*As at the date hereof, the Directors of TVB are Sir Run Run Shaw, G.B.M. (EXECUTIVE CHAIRMAN), Dr. Norman Leung Nai Pang, G.B.S., LL.D., J.P. (EXECUTIVE DEPUTY CHAIRMAN), Mona Fong (DEPUTY CHAIRPERSON), Louis Page (MANAGING DIRECTOR), Dr. Chow Yei Ching, G.B.S., Ho Ting Kwan, Christina Lee Look Ngan Kwan, Lee Jung Sen, O.B.E. *, Dr. Li Dak Sum, DSSc. (Hon.), J.P. *, Kevin Lo Chung Ping, Robert Sze Tsai To*, Chien Lee (alternate director to Lee Jung Sen), Anthony Hsien Pin Lee (alternate director to Christina Lee Look Ngan Kwan).*

* *Independent non-executive directors*

By Order of the Board
Television Broadcasts Limited
MAK Yau Kee Adrian
Company Secretary

1 March 2005, Hong Kong